Exhibit 99.1

Ballard Power Systems Inc. News Release

Ballard Power Systems Supports Canada’s Hydrogen Highway™ Initiative in British Columbia

For Immediate Release – April 1, 2004

Vancouver, Canada - Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) supports the Government of Canada’s commitment to the world’s first Hydrogen Highway™, to be built between Vancouver and Whistler, B.C., which was announced today.

The Hydrogen Highway is part of a long-range plan to assist Canada in moving toward greater use of hydrogen fuel cells in vehicles and other power generation applications through their demonstration with locally produced hydrogen in seven nodes along the Hydrogen Highway. A fleet of Ballard® fuel cell-powered Ford Focus vehicles will be the first hydrogen-fueled vehicles on the roads of British Columbia as part of this initiative. Excitement around the Hydrogen Highway will build with the potential addition of more vehicles and power generation fuel cells, culminating in the sustainability focused 2010 Winter Games.

“The Hydrogen Highway™ will fuel the imagination of British Columbians as they experience fuel cells as part of their day-to-day lives,” said Firoz Rasul, Ballard’s Chairman of the Board. “The Hydrogen Highway™ will solidify Canada’s leadership position in the development of a hydrogen and fuel cell economy, as it serves to accelerate the commercialization of fuel cells. Its success will attract international interest, as the world embraces products that move us towards a cleaner, more energy efficient future.”

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.  When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

For investor information, please contact: Michael Rosenberg t) 604.412.3195 f) 604.412.3100 investors@ballard.com	For media information, please contact: Media Relations t) 604.412.4740 f) 604.412.3100 media@ballard.com	For product information, please contact: Marketing Department t) 604.453.3520 f) 604.412.3100 marketing@ballard.com	Ballard Power Systems Inc. 4343 North Fraser Way Burnaby, British Columbia Canada V5J 5J9 t) 604.454.0900 f) 604.412.4700 www.ballard.com

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard is commercializing fuel cell engines for transportation applications and fuel cell systems for portable and stationary products. Ballard is also commercializing electric drives for fuel cell and other electric vehicles and power conversion products, and is a Tier 1 automotive supplier of friction materials for power train components. Ballard’s proprietary technology is enabling automobile, bus, electrical equipment, portable power and stationary product manufacturers to develop environmentally clean products for sale. Ballard is partnering with strong, world-leading companies, including DaimlerChrysler, Ford, EBARA, ALSTOM and FirstEnergy, to commercialize Ballard® fuel cells. Ballard has supplied fuel cells to Honda, MGE UPS SYSTEMS, Mitsubishi, Nissan and Volkswagen, among others.

Photo available at: http://www.ballard.com/image_gallery.asp?pgid=40&dbid=0

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.

Hydrogen Highway is a trademark of Fuel Cells Canada.